CARTER LEDYARD & MILBURN LLP
                               COUNSELLORS AT LAW
                                  2 WALL STREET
                            NEW YORK, N.Y. 10005-2072

                                   -----------

                               TEL: (212) 238-8605
                               FAX: (212) 732-3232

                                January 24, 2005

Via EDGAR

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 0406
Washington, D.C. 20549-0506

            Re: Lanoptics Ltd. Registration Statement on Form F-3 filed December 23, 2004
                  File No. 333-121611

Dear Ms. Jacobs:

      On behalf of our client, Lanoptics Ltd (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Dror Israel, Chief Financial Officer of the Company, dated January 18, 2005 ("Comment Letter"), with respect to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on behalf of the Company on December 23, 2004 (the "Registration Statement").

      Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing the pre-effective Amendment No. 1 to the Registration Statement amending the Registration Statement's disclosure as requested in the Comment Letter. We have repeated your numbered comments below and have provided a response to each comment.

      Form F-3

1. Please identify the natural person(s) with sole/shared voting and\or dispositive power over the shares held by Omicron Master Trust. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations and interpretation 1.60 of the July 1997 Corporation Finance Telephone Interpretation Manual.

      We have identified Messrs. Olivier H. Morali and Bruce T. Bernstein as holding shared dispositive power.

2. Please confirm that none of the selling shareholders are broker-dealers or affiliates of broker-dealers other than Satellite Strategic Finance Associates, LLC.

      We have revised the disclosure in the footnotes to the Selling Shareholders table to reflect that Smithfield Fiduciary LLC and Capital Ventures International are affiliates of broker-dealers. None of the other selling shareholders, other than Satellite Strategic Finance Associates LLC, are broker-dealers or affiliates of broker-dealers.

      3. You indicate that the selling shareholders may engage in short sales. Please confirm that that you and the selling shareholders are aware of our position on short sales. See interpretation A.65 of the July 1997 Corporation Finance Telephone Interpretation Manual.

      The Company and each of the selling shareholders have acknowledged that they are aware of their Staff's position with respect to short sales as indicated in the referenced interpretation A.65.

Form 20-F for December 31, 2003

Item 15. Controls and Procedures

4. Your disclosure states "[d]uring the year 2003" you carried out an evaluation of the effectiveness of your controls and procedures. Please note that Item 15(a) of Form 20-F requires that your conclusions regarding the effectiveness of your controls and procedures be "as of the end of the period covered by the report." Please advise whether management's evaluation date was in fact as of the end of the period covered by your 20-F or whether an alternative evaluation date was chosen. Please confirm that you will revise your disclosure in future filings to meet the requirements of Item 15.

      We are able to confirm that management's evaluation date was the end of the period covered in the 20-F. The Company will revise its disclosure in future filings to meet the requirements of Item 15.

5. We note your statement that your chief executive officer and chief financial officer concluded your controls and procedures are effective "in timely alerting them to material...." This statement, appears to be narrower than Rule
13a-15(e). Please revise in future filings.

      The disclosure will be revised in future filings to comply with Rule 13a-15(e).

6. Finally, you state that there were nc, "significant changes" in your internal controls or other factors which could significantly affect internal controls subsequent to the date we carried out the evaluation." Please note that Item 15(d) requires disclosure of any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Therefore, please confirm to us that LanOptics did not experience any change in their internal control over financial reporting that has materially affected, or is reasonably likely to materially affect internal control over the 2003 fiscal. year covered by your Form 20-F. Additionally, please confirm that, to the extent applicable, you will revise your disclosure in future filings to meet the requirements of this Item.

      We have been authorized by the Company to confirm to you that it did not experience any change in its internal controls over financial reporting that materially affected, or was reasonably likely to materially affect, its internal control over its financial reporting covered by its Form 20-F for the fiscal year ended December 31, 2003. The Company, to the extent applicable, will revise its disclosure in future filings to meet the requirements of Item 15(d).

      If you have any further questions, please do not hesitate to contact me.

                                                     Very truly yours,

                                                     /s/Steven J. Glusband
                                                     Steven J. Glusband

SJG:tco
Enclosures

cc:  Lanoptics Ltd